                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                        NATIONAL GOLF PROPERTIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  63623G-10-9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               William C. Regan
                        National Golf Properties, Inc.
                         2951 28th Street, Suite 3001
                            Santa Monica, CA  90405
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 1, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: .

                       (Continued on the following page)

                               Page 1 of 9 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 63623G-10-9                                    PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
       David G. Price
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,419,768 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,419,768 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1, 419,768 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  10.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 63623G-10-9                                    PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      David G. Price Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,419,768 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,419,768 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,419,768 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  10.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of National Golf Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This statement is being filed jointly by David G. Price, an individual, and the David G. Price Trust (the "David Price Trust"), of which Mr. Price is the sole trustee (the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

          (b) The business address for both Reporting Persons is c/o National Golf Properties, Inc., 2951 28th Street, Suite 3001, Santa Monica, CA 90405.

          (c) Mr. Price is Chairman of the Board of the Company and Chairman of the Board of American Golf Corporation, a private golf course management company the address of which is 2951 28th Street, Suite 3000, Santa Monica, CA 90405.

          (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Price is a citizen of the United States of America. The David Price Trust is a trust created under the laws of the State of California.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          See Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Pursuant to a divorce settlement (the "Divorce Settlement") between Mr. Price and his former wife Dallas P. Price, effective as of July 2, 1998 and approved by the Los Angeles Superior Court on September 1, 1998, Ms. Price received 336,737 shares of Common Stock and 3,869,627 partnership units ("OP Units") representing limited partnership interests in National Golf Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), which were previously owned by the Price Revocable Trust Amendment in its Entirety, February 9, 1987 (the "Old Trust"). On July 9, 1998, Mr. Price caused 625,000 OP Units owned by the Old Trust to be donated to a charitable organization. Mr. Price subsequently caused the Old Trust to transfer all of the remaining 3,244,626 OP Units and all 336,738 shares of Common Stock to the David Price Trust.

          The Reporting Persons have no present plans or proposals which relate to or would result in any of the following:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Company;

          (e) Any other material change in the Company's business or corporate structure;

          (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (g) Causing a class of securities of the Company to be delisted from a national securities exchange;

          (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (i)  Any action similar to those enumerated above.

          Notwithstanding the foregoing, it is possible that in the future the Reporting Persons may buy or dispose of additional shares of Common Stock and/or OP Units, through open market or privately negotiated transactions. Any such future decision will be made by the Reporting Persons in light of the then current financial condition and prospects of the Company, the market price of the Common Stock, the financial position of the Reporting Persons and other relevant factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) The David Price Trust beneficially owns directly and Mr. Price beneficially owns indirectly (as sole trustee of the David Price Trust) an aggregate of 336,738 shares of Common Stock and 3,244,626 OP Units (of which 1,081,542 OP Units are exchangeable for 1,081,542 shares of Common Stock within 60 days). The 336,738 shares of Common Stock presently owned, together with the 1,081,542 shares of Common Stock issuable within 60 days upon exchange of OP Units, constitute 10.4% of the outstanding Common Stock (based on 12,509,895 shares of Common Stock outstanding, as set forth in the Company's most recent quarterly report on Form 10-Q).

          Mr. Price also may be deemed to beneficially own 4,465 OP Units (of which 1,488 OP Units are exchangeable for 1,488 shares of Common Stock within 60 days) in which Mr. Price has a security interest (in support of a loan made by Mr. Price) and the right to vote and effect an exchange of such OP Units for shares of Common Stock.

          (b) The David Price Trust has sole voting power and sole dispositive power with respect to all shares of the Common Stock and OP Units owned by the David Price Trust. Mr. Price, as the sole trustee of the David Price Trust, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, such shares of Common Stock and OP Units. Mr. Price also has sole voting power with respect to, and, under certain circumstances, the power to dispose of, the OP Units in which he has a security interest.

          (c) The following sets forth the information with respect to all transactions of Common Stock involving Mr. Price or the David Price Trust during the past 60 days (other than the shares of Common Stock and OP Units covered by the divorce settlement). The following purchases all were made by the David Price Trust.


  DATE OF TRANSACTION        NUMBER OF SHARES         TYPE OF TRANSACTION           PRICE PER SHARE
        9/25/98                  3,400                Open Market Purchase             $27.46
        9/28/98                  5,000                Open Market Purchase             $27.50
        9/29/98                  1,000                Open Market Purchase             $27.31
        9/29/98                  3,200                Open Market Purchase             $27.50
        9/30/98                  4,600                Open Market Purchase             $27.20
        10/01/98                 1,000                Open Market Purchase             $27.01

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------------------------

          Under the terms of a Pledge Agreement, dated as of July 30, 1996, by and between David G. Price, Trustee of The Price Revocable Trust Amendment in Entirety, Executed February 9, 1987, as amended (the "Old Trust"), and Bank of America National Trust and Savings Association ("Bank of America"), all of the shares of Common Stock and 639,601 OP Units held by the Old Trust prior to the Divorce Settlement (of which 336,738 shares of Common Stock and 319,800 OP Units are now held by the David Price Trust) are pledged to Bank of America in support of certain loan obligations described in such pledge agreement, and, in connection therewith, Bank of America received a proxy to vote such pledged shares of Common Stock and OP Units in the event of a default described in such pledge agreement.

          Under the terms of a Pledge Agreement, dated as of July 30, 1996, by and between the Old Trust and NationsBank of Texas, N.A. ("NationsBank"), 1,547,389 OP Units held by the Old Trust prior to the Divorce Settlement (of which 773,694 OP Units are now held by the David Price Trust) are pledged to NationsBank in support of certain loan obligations described in such pledge agreement, and, in connection therewith, NationsBank received a proxy to vote such pledged OP Units in the event of a default described in such pledge agreement.

          The rights of Bank of America and NationsBank under the pledge agreements referred to in the two preceding paragraphs are subject to the terms and conditions of an Intercreditor Agreement, dated July 30, 1996, between Bank of America, NationsBank, Mr. Price, Dallas P. Price, Mr. Price, Trustee of the Price Revocable Trust Amendment in Entirety Executed on February 9, 1987, as amended, Golf Enterprises, Inc., the Company, and the Operating Partnership.

          Under the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of April 20, 1998 (the "Partnership Agreement"), the David Price Trust, as a limited partner of the Operating Partnership, has the right exercisable once in each twelve-month period commencing September 19, 1994 to (a) exchange up to one-third of its OP Units for shares of Common Stock or (b) sell up to one-third of its OP Units to the Company for cash, in each case pursuant to the terms and conditions set forth in the Partnership Agreement.

          Under the terms of a Director Designation Agreement, dated as of August 18, 1993, by and among the Company, the Operating Partnership and David
G. Price, David G. Price is entitled to designate one less than a majority of the Company's Board of Directors so long as David G. Price and his family (a) continue to serve as directors of the Company and (b) together own at least 20% of the outstanding shares of Common Stock (including shares issuable upon exchange of OP Units).

          Under the terms of a Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and Mr. Price (the "Shareholders Agreement"), Dallas Price and Mr. Price agreed, among other things, (a) to grant each other a right of first refusal with respect to any sale or transfer of any portion of the other party's ownership interest in certain business entities, including the Operating Partnership (but not the Company), (b) to take all actions required (including voting their shares of Common Stock or OP Units) to maintain the Company's REIT status, and (c) to grant each other certain "tag along" and "drag along" rights with respect to the sale of the other party's ownership interests in certain business entities, including the Operating Partnership (but not the Company).

          Pursuant to a Security Agreement and Assignment, dated April 10, 1998, by and between Mr. Price and Barbara M. Colton. Mr. Price has a security interest in, and the right to vote and exercise exchange rights with respect to, 4,465 OP Units owned by Ms. Colton.

          Except as set forth above, to the best knowledge of Mr. Price and the David Price Trust, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among persons named in Item 2 and between such persons including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Exhibit 1.     Joint Filing Agreement, dated as of October 26, 1998.

     Exhibit 2. Pledge Agreement, dated as of July 30, 1996, by and between David G. Price, Trustee of The Price Revocable Trust Amendment in Entirety, Executed February 9, 1987, as amended, and Bank of American National Trust and Savings Association.

     Exhibit 3. Pledge Agreement, dated as of July 30, 1996, by and between the Price Revocable Trust, a trust organized under the laws of California pursuant to the Price Revocable Trust Amendment in Entirety, dated February 9, 1987, as amended, and NationsBank of Texas, N.A.

     Exhibit 4. Intercreditor Agreement, dated July 30, 1996, between Bank of America, NationsBank, David G. Price, Dallas P. Price, David G. Price, Trustee of the Price Revocable Trust Amendment in Entirety Executed on February 9, 1987, as amended, Golf Enterprises, Inc., National Golf Properties, Inc., and National Golf Operating Partnership, L.P.

     Exhibit 5. Second Amended and Restated Agreement of Limited Partnership of National Golf Operating Partnership, L.P., dated as of April 20, 1998 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated March 31,
                    1998).


     Exhibit 6. Director Designation Agreement, dated as of August 18, 1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K dated February 29, 1996).

     Exhibit 7. Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and David Price.

     Exhibit 8. Security Agreement and Assignment, dated April 10, 1998, by and between David G. Price and Barbara M. Colton.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 27, 1998                    /s/ DAVID G. PRICE
                                            ----------------------------
                                            DAVID G. PRICE



                                            DAVID G. PRICE TRUST

Dated:  October 27, 1998

                                            By: /s/ David G. Price
                                                ------------------------
                                                David G. Price
                                                Trustee